SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Zix Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98974P100

(CUSIP Number)

Gordon A. Davies

Open Text Corporation

275 Frank Tompa Drive

Waterloo, Ontario

Canada N2L OA1

(519) 888-7111

With a copy to:

James E. Langston

Aaron J. Meyers

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York City, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98974P100	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Open Text Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,587,342(1)(2)(3)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 22,587,342 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,587,342 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%(2)(3)(4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Beneficial ownership of 22,587,342 Shares (as defined below) included herein is being reported herein solely because the Reporting Person (as defined below) may be deemed to have beneficial ownership of such Shares as a result of the Tender and Voting Agreements described below. Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission by the Reporting Person that it is the beneficial owner of any such Shares for purposes of Section 13(d) or Section 13(g) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)

Pursuant to the Zephyr Holdco Tender and Voting Agreement (as defined below), includes Zephyr Holdco, LLC’s (“Zephyr Holdco”) 100,206 shares of Series A Convertible Preferred Stock, par value $1.00 (“Series A Preferred Stock”), of the Issuer (as defined below) convertible into 20,731,690 Shares of Common Stock of the Issuer, based on the accreted value of such shares of Series A Preferred Stock as of November 26, 2021. See Item 5.

(3)

Pursuant to the D&O Tender and Voting Agreement (as defined below), includes 1,855,652 Shares of the Stockholders (as defined below) who are party thereto (as disclosed by such Stockholders in the D&O Tender and Voting Agreement).

(4)

The above calculation is based on 77,522,158 Shares outstanding (as of November 19, 2021, as disclosed by the Issuer on its Schedule 14D-9 on November 23, 2021, and includes shares of Common Stock issuable upon the conversion of Series A Preferred Stock as of November 26, 2021).

Explanatory Note

This Amendment No.1 (this “Amendment No.1”) amends and supplements the Schedule 13D filed on November 17, 2021 (as so amended, the “Schedule 13D”) by the Reporting Person. The Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The first sentence of Paragraph 2 of Item 3 of the Schedule 13D is hereby amended and restated as follows:

As a result of the execution of the Tender and Voting Agreements (as defined below), the Reporting Person may be deemed to have acquired beneficial ownership of 22,587,342 Shares to the extent provided therein. The Tender and Voting Agreements were entered into as a condition and inducement to the willingness of the Reporting Person and Zeta Merger Sub Inc. (“Purchaser”) to enter into and perform their obligations under the Merger Agreement.

The last sentence of Paragraph 2 of Item 3 of the Schedule 13D is hereby amended and restated as follows:

Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission by the Reporting Person that it is the beneficial owner of any of the 22,587,342 Shares for purposes of Section 13(d) of the Act or for any other purpose and such beneficial ownership thereof is expressly disclaimed.

Item 4. Purpose of Transaction

The first sentence of Paragraph 5 of the section titled “Tender and Voting Agreements” in Item 4 of the Schedule 13D is hereby amended and restated as follows:

As of November 26, 2021, based on information provided to the Reporting Person by counsel of the Issuer, (i) the Stockholders collectively owned a number of Shares equal to approximately 2.4% of the issued and outstanding Shares (including shares of Common Stock issuable upon the conversion of Series A Preferred Stock) and (ii) Zephyr Holdco owned a number of Series A Preferred Stock convertible into Shares equal to approximately 26.7% of the issued and outstanding Shares.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10 and 11 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5. The purpose of this amendment is to report a reduction in the number of Shares which may be deemed beneficially owned by the Reporting Person.

(a)-(b) The following disclosure assumes 77,522,158 Shares outstanding (56,790,468 Shares outstanding as of November 19, 2021, as disclosed by the Issuer on its Schedule 14D-9, and 20,731,690 Shares issuable upon the conversion of Series A Preferred Stock as of November 26, 2021).

Pursuant to Rule 13d-3 of the Act, the Reporting Person may be deemed to beneficially own (i) 1,855,652 Shares pursuant to the D&O Tender and Voting Agreement, which constitutes approximately 2.4% of the outstanding Shares (including shares of Common Stock issuable upon the conversion of Series A Preferred Stock), and (ii) 20,731,690 Shares pursuant to the Zephyr Holdco Tender and Voting Agreement, which constitutes approximately 26.7% of the outstanding Shares (including shares of Common Stock issuable upon the conversion of Series A Preferred Stock), and which together constitute approximately 29.1% of the outstanding Shares (including shares of Common Stock issuable upon the conversion of Series A Preferred Stock).

Zephyr Holdco holds 100,206 shares of Series A Preferred Stock as of November 7, 2021 (as disclosed by Zephyr Holdco on its Amendment No. 11 to Schedule 13D, filed with the SEC on November 9, 2021). Series A Preferred Stock initially has a Stated Value of $1,000 per share, which accretes at a fixed rate of 8.0% per annum, compounded quarterly (the “Accreted Value”). Each share of Series A Preferred Stock is convertible into (i) the number of shares of Common Stock equal to the product of (A) the Accreted Value with respect to such share on the conversion date multiplied by (B) the Conversion Rate (as defined in the Certificate of Designations of the Series A Preferred Stock) as of the applicable conversion date divided by (C) 1,000 plus (ii) cash in lieu of fractional shares. As a result of this accretion, the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted will increase over time. The Conversion Rate is currently equal to 166.11 shares. The Conversion Rate is subject to adjustment from time to time upon the occurrence of certain customary events in accordance with the terms of the Series A Certificate of Designations. As of November 26, 2021, the 100,206 shares of Series A Preferred Stock are convertible into 20,731,690 shares of Common Stock.

All of the computations and share amounts used herein do not give effect to any future accretion on the shares of Series A Preferred Stock. As a result of Zephyr Holdco’s beneficial ownership of Series A Preferred Stock, and the Zephyr Holdco Tender and Voting Agreement, the Reporting Persons may be deemed to beneficially own an aggregate of 20,731,690 shares of Common Stock of the Issuer, which would be received by Zephyr Holdco upon the conversion of the Series A Preferred Stock, representing in the aggregate approximately 26.7% of the issued and outstanding shares of Common Stock of the Issuer as calculated pursuant to Rule 13d-3 of the Act.

Beneficial ownership of 22,587,342 Shares reported herein by the Reporting Person is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Tender and Voting Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission by the Reporting Person that it is the beneficial owner of any such Shares for purposes of Section 13(d) of the Act or for any other purpose and such beneficial ownership thereof is expressly disclaimed.

Except as set forth above, the Reporting Person does not beneficially own any Shares, and, to the knowledge of the Reporting Person, none of the persons listed on Schedule A hereto beneficially owns any Shares.

(c) To the knowledge of the Reporting Person, and except as otherwise described in this Schedule 13D, neither the Reporting Person nor any person set forth on Schedule A hereto has affected any transactions in the Shares during the past 60 days.

(d) To the knowledge of the Reporting Person, and except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares disclosed herein.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2021

Open Text Corporation

By:	/s/ Gordon A. Davies
Name: Gordon A. Davies
Title: EVP, Chief Legal Officer and Corporate Development